冠軍科技集團
CHAMPION TECHNOLOGY

04 JAN 13 7:21

30 December 2003

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

(Fax: 1-202-9429624)

By fax & by mail

04012049

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Shirley Ha

c.c. Emi Mak, Citibank, N.A. (By e-mail only)

Encl.

SUPPL

dlw 1/13

CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, No. 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 圖文傳真 (852) 2558 3333

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

(THE "COMPANY")

BONUS ISSUE OF NEW WARRANTS
CLARIFICATION ANNOUNCEMENT

Holders of Existing Warrants must exercise the subscription rights under the Existing Warrants not later than 4:00 p.m. on 12 January 2004 in order to qualify for the Bonus Issue.

Reference is made to the announcement of the Company dated 23 December 2003 (the "Announcement"). Capitalised terms used in this announcement shall have the same meanings as used in the Announcement.

The Company would like to clarify that as the Existing Warrants will expire on 12 January 2004, holders of Existing Warrants must lodge with Secretaries Limited, the Company's branch share registrars, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, all duly completed subscription forms, the relevant Existing Warrant certificates and the appropriate subscription moneys not later than 4:00 p.m. on 12 January 2004, instead of 26 January 2004 as stated in the Announcement, in order to qualify for the Bonus Issue.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 29 December 2003

Please also refer to the published version of this announcement in The Standard.

冠軍科技集團
CHAMPION TECHNOLOGY

04 JAN 13 7:21

29 December 2003

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

(Fax: 1-202-9429624)

By fax & by mail

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

for Shirley Ha

c.c. Emi Mak, Citibank, N.A. (By e-mail only)

Encl.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

BONUS ISSUE OF NEW WARRANTS

It is proposed to issue bonus warrants to the shareholders of the Company whose names appear on the register of members on 30 January 2004 on the basis mentioned below.

BONUS ISSUE OF NEW WARRANTS

The directors of Champion Technology Holdings Limited (the "Company") propose a bonus issue of warrants to subscribe for shares of the Company equal to 20% of the number of shares of HK$0.10 each of the Company ("Shares") in issue on 30 January 2004 (the "Record Date"), less 10,831,420 Shares if CSFB Subscription Rights (as defined below) were not exercised by the Record Date ("New Warrants"), to the shareholders of the Company whose names appear on the register of members on the Record Date in proportion as nearly as may be to their then shareholdings (the "Bonus Issue").

No shareholder shall be entitled to be issued any fraction of a New Warrant. Fractional entitlements to the New Warrants will not be issued but will be aggregated and sold for the benefit of the Company as soon as possible after dealings in the New Warrants commence on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

No allotment of New Warrants will be made to any person whose registered address is outside Hong Kong. However, arrangements will be made for the New Warrants which would otherwise be issued to such overseas shareholders to be sold in the market as soon as practicable after its dealings on the Stock Exchange commence, if a premium can be obtained. Any net proceeds of sale, after deduction of expenses, will be distributed pro rata to such persons and will be posted to them at their own risk, unless the amount falling to be distributed to any such person is less than HK$100 in which case it will be retained for the benefit of the Company.

The New Warrants will be issued in registered form in units of HK$1.68 of subscription rights entitling their holders to subscribe for shares of the Company at a price of HK$1.68 per Share (subject to adjustments) from the date of issue thereof (expected to be on or about 5 February 2004 and in any event not on or before 12 January 2004, the expiry date of the existing warrants of the Company ("Existing Warrants")) until 7 February 2005.

The initial subscription price of HK$1.68 per Share under the New Warrants represents a premium of about 6.33% over both of (a) the closing price of HK$1.58 per Share quoted on the Stock Exchange on the date of this announcement; and (b) the average closing price of HK$1.58 per Share quoted on the Stock Exchange for the 5 trading days including the date of this announcement.

As at 23 December 2003, the Company had:

(a) 959,899,656 Shares in issue;

(b) 59,103,616 units of Existing Warrants outstanding;

(c) outstanding subscription right granted to Credit Suisse First Boston (Hong Kong) Limited ("CSFB") to subscribe for (i) 4,949,905 Shares at HK$2.3635 per Share; and (ii) 5,881,515 Shares at HK$1.98 per Share, until 22 May 2005 ("CSFB Subscription Rights");

(d) US$1.5 million convertible bonds (tranche 1) held by CSFB entitling CSFB to convert the principal amount of the bonds into Shares until 22 May 2005 at the price per Share at the election of CSFB at either (i) HK$2.3635, or (ii) 94% of the average of any five closing prices per Share as selected by CSFB during the 30 consecutive business days immediately prior to the date on which notice of exercise of CSFB is received by the Company;

(e) US$8 million convertible bonds (tranche 2) held by CSFB entitling CSFB to convert the principal amount of the bonds into Shares until 22 May 2005 at the price per Share at the election of CSFB at either (i) HK$1.98, or (ii) 94% of the average of any five closing prices per Share as selected by CSFB during the 30 consecutive business days immediately prior to the date on which notice of exercise of CSFB is received by the Company; and

(f) a scrip dividend scheme (details of which are set out in the Company's circular dated 15 December 2003) pursuant to which the Company may issue a maximum of 13,605,072 Shares.

If all the above subscription rights and conversion rights are exercised (assumed to be at the fixed conversion prices stated above and with reference to the exchange rate of HK$7.7638: US$1) and 13,605,072 Shares will be issued pursuant to Company's scrip dividend scheme by the Record Date:

(a) a maximum of 215,947,192 units of New Warrants will be issued under the Bonus Issue; and

(b) a maximum of 215,947,192 Shares will be issued on exercise of all the subscription rights under the New Warrants on the basis of the initial subscription price of HK$1.68 per Share.

The number of shares of the Company issuable on exercise of all the subscription rights under the New Warrants will be equal to 20% of the issued share capital of the Company on the Record Date, less 10,831,420 Shares if CSFB Rights were not exercised by the Record Date.

CONDITIONS OF THE BONUS ISSUE

The Bonus Issue is conditional upon the approval of shareholders at a special general meeting of the Company and the Listing Committee of the Stock Exchange granting listing of and permission to deal in the New Warrants and the Shares that fall to be issued on the exercise of the subscription rights thereunder. Application will be made to the Listing Committee of the Stock Exchange for such listings.

REASONS FOR THE BONUS ISSUE

The Bonus Issue will enable the shareholders of the Company to further participate in the equity capital of the Company and provides a means to the Company to raise funds for its general working capital requirement upon exercise of the subscription rights under the New Warrants.

CLOSURE OF REGISTER

The register of members of the Company will be closed from 27 January 2004 to 30 January 2004, both days inclusive, during which period no transfer of Shares will be effected.

All transfers, accompanied by the relevant share certificates and, in the case of holders of Existing Warrants, all duly completed subscription forms accompanied by the relevant Existing Warrant certificates and the appropriate subscription moneys, must be lodged with the Company's branch share registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on 26 January 2004 in order to qualify for the Bonus Issue.

GENERAL

The proposed board lot of the New Warrants is 20,000 units.

A circular setting out the details of the Bonus Issue will be sent to the shareholders and, for information only, holders of Existing Warrants as soon as practicable.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 23 December 2003

Please also refer to the published version of this announcement in The Standard.

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(continued in Bermuda with limited liability)

(the "Company")

EXPIRY OF SUBSCRIPTION RIGHTS UNDER OUTSTANDING WARRANTS

The subscription rights under the Warrants will expire after the close of business on Monday, 12 January 2004.

The last trading day of Warrants on the Stock Exchange is Tuesday, 6 January 2004. The latest time to exercise the subscription rights under the Warrants is 4:00 p.m. on Monday, 12 January 2004.

The board of directors of Champion Technology Holdings Limited would like to remind holders of warrants of the Company ("Warrants") (Stock Code 1134) that in accordance with the terms and conditions of the Warrants, the subscription rights under the Warrants will expire after the close of business on 12 January 2004. Any subscription rights under the Warrants which have not been exercised on such date will lapse and the Warrants will cease to be valid for any purpose.

Each Warrant entitles its holder to subscribe HK$1.1615 in cash for new shares of the Company at the current subscription price of HK$1.1615 per share of HK$0.10 ("Share"), subject to adjustment pursuant to the terms of the instrument constituting the Warrants, from 8 January 2003 until 12 January 2004.

The Company has made the following arrangements regarding dealings and transfers of the Warrants:–

1. the last trading day of the Warrants on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") is **Tuesday, 6 January 2004**;

2. the registered holders of the Warrants who wish to exercise the subscription rights under the Warrants must lodge with the Company's Hong Kong branch registrars, Secretaries Limited (the "Share Registrar") at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong the followings **on or before 4:00 p.m. on Monday, 12 January 2004**:–

   (i) the relevant certificate(s) of Warrants;

   (ii) the duly completed and signed subscription forms; and

   (iii) remittances for the relevant subscription moneys;

3. holders of the Warrants who have not registered such Warrants in their names and wish to exercise the subscription rights thereunder must lodge with the Share Registrar at the abovementioned address the followings on or before **4:00 p.m. on Monday, 12 January 2004**:–

   (i) the relevant duly executed and stamped instruments of transfer and/or other documents of title;

(ii) the relevant certificate(s) of Warrants;

(iii) the duly completed and signed subscription forms; and

(iv) remittances for the relevant subscription moneys.

Subscription forms lodged with the Share Registrar later than 4:00 p.m. on Monday, 12 January 2004 will not be accepted. Shares will be issued within 21 days after the due exercise of the subscription rights under the Warrants; and

4. trading of the Warrants on the Stock Exchange will cease after close of business on **Tuesday, 6 January 2004**. Application has been made for the withdrawal of listing of the Warrants on the Stock Exchange with effect from the close of business on 12 January 2004.

The closing prices of Shares and Warrants on the Stock Exchange on 17 December 2003 (being the date of this announcement) were HK$1.57 per Share and HK$0.395 per Warrant. A circular relating to the expiry of Warrants will be despatched to holders of Warrants as soon as practicable.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 17 December 2003

"Please also refer to the published version of this announcement in The Standard".